SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

(Amendment No. 1)*

OptiNose, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

68404V100

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68404V100	13G	Page 1 of 9

1.	Names of Reporting Persons Entrepreneurs Fund LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Jersey, Channel Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,438,013
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,438,013
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,438,013
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.89%(1)
12.	Type of Reporting Person (See Instructions) PN

(1) Based upon 41,227,530 shares of Common Stock of the Issuer outstanding as of November 9, 2018 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2018.

CUSIP No. 68404V100	13G	Page 2 of 9

1.	Names of Reporting Persons Entrepreneurs Fund General Partner Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Jersey, Channel Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,438,013
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,438,013
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,438,013
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.89%(1)
12.	Type of Reporting Person (See Instructions) OO

(1) Based upon 41,227,530 shares of Common Stock of the Issuer outstanding as of November 9, 2018 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2018.

CUSIP No. 68404V100	13G	Page 3 of 9

1.	Names of Reporting Persons Paul Bradshaw
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Jersey, Channel Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,438,013
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,438,013
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,438,013
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.89%(1)
12.	Type of Reporting Person (See Instructions) IN

(1) Based upon 41,227,530 shares of Common Stock of the Issuer outstanding as of November 9, 2018 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2018.

CUSIP No. 68404V100	13G	Page 4 of 9

1.	Names of Reporting Persons Colin Dow
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Jersey, Channel Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,438,013
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,438,013
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,438,013
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.89%(1)
12.	Type of Reporting Person (See Instructions) IN

(1) Based upon 41,227,530 shares of Common Stock of the Issuer outstanding as of November 9, 2018 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2018.

CUSIP No. 68404V100	13G	Page 5 of 9

Item 1.

(a)	Name of Issuer:

OptiNose, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

1020 Stony Hill Road, Suite 300, Yardley, PA 19067

Item 2.

(a)	Name of Person Filing:

Entrepreneurs Fund LP (“EP LP”); Entrepreneurs Fund General Partner Limited (“EP GP” and, together with EP LP, the “Reporting Entities” and individually, each a “Reporting Entity”); and Paul Bradshaw (“Bradshaw”) and Colin Dow (“Dow” and, together with Bradshaw, the “Managing Directors” and individually, each a “Managing Director”). The Reporting Entities and the Managing Directors are collectively referred to as the “Reporting Persons”.

(b)	Address of Principal Business Office or, if none, Residence:

2nd Floor, Windward House, La Route de la Liberation, St. Heller, Jersey, Channel Islands JE2 3BQ

(c)	Citizenship:

Entrepreneurs Fund LP is a limited partnership and Entrepreneurs Fund General Partner Limited is a limited company and both are organized under the laws of Jersey, Channel Islands. Each Managing Director is a British citizen.

(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share.

(e)	CUSIP Number:

68404V100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of
1940	(15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 68404V100	13G	Page 6 of 9

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Includes as of December 31, 2018: (i) 2,240,065 shares of Common Stock held by EF LP (the “Record Shares”) and (ii) 197,948 shares of Common Stock subject to warrants held by EF LP that are exercisable within 60 days of December 31, 2018 (the “Warrant Shares”). EF GP, as the sole general partner of EF LP, may be deemed to beneficially own the Record Shares and the Warrant Shares. As managing directors of EF GP, each Managing Director may also be deemed to share the power to direct the disposition and vote of the Record Shares and the Warrant Shares.

(b)	Percent of class:

In the aggregate, the Reporting Persons beneficially own approximately 5.89% of the outstanding shares of Common Stock, based upon 41,227,530 shares of Common Stock outstanding as of November 9, 2018 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2018.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

0 shares for each Reporting Person

(ii)	Shared power to vote or to direct the vote

Each of the Reporting Persons: 2,438,013

(iii)	Sole power to dispose or to direct the disposition of

0 shares for each Reporting Person

(iv)	Shared power to dispose or to direct the disposition of

Each of the Reporting Persons: 2,438,013

Each of the Reporting Persons disclaims beneficial ownership of the Record Shares except to the extent of its or his pecuniary interest therein, if any.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

CUSIP No. 68404V100	13G	Page 7 of 9

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

CUSIP No. 68404V100	13G	Page 8 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2019

ENTREPRENEURS FUND LP REPRESENTED BY ITS GENERAL PARTNER ENTREPRENEURS FUND GENERAL PARTNER LIMITED

By:	/s/ Paul Bradshaw
Paul Bradshaw - Director

By:	/s/ John Hammill
John Hammill - Director

ENTREPRENEURS FUND GENERAL PARTNER LIMITED

By:	/s/ Paul Bradshaw
Paul Bradshaw
Director

By:	/s/ John Hammill
John Hammill
Director

/s/ Paul Bradshaw
Paul Bradshaw

/s/ Colin Dow
Colin Dow

CUSIP No. 68404V100	13G	Page 9 of 9

Exhibit Index

Exhibit 1	Joint Filing Agreement, dated as of February 9, 2018, by and between the Reporting Persons (incorporated by reference to Exhibit 1 to the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on February 9, 2018).